UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 that includes the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the period ended September 30, 2010.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 17, 2010	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission, or the Commission, on April 9, 2010 and our Registration Statement on Form F-3ASR, filed with the Commission on September 7, 2010.  See also the discussion in the section entitled "Forward Looking Statements" below.

Results of Operations
Nine-months ended September 30, 2010 compared to the nine-months ended September 30, 2009.
Selected Financial Data

	Nine-months ended September 30,		Change
	2009 (As restated)	2010	Amount	%
REVENUES:
Voyage revenues	$325,052	$344,283	$19,231	5.9%
Revenues from drilling contracts	298,348	299,640	1,292	0.4%
	623,400	643,923	20,523	3.3%

EXPENSES:
Voyage expenses	21,447	20,588	(859)	(4.0%)
Vessels' operating expenses and drilling rigs operating expenses	156,374	138,615	(17,759)	(11.4%)
Depreciation and amortization	146,569	144,028	(2,541)	(1.7%)
Gain on sale of assets, net	(2,432)	(10,142)	(7,710)	(317.0%)
Gain on contract cancellation	(15,270)	-	15,270	100.0%
Contract termination fees and forfeiture of vessels deposits	226,686	-	(226,686)	(100.0%)
General and administrative expenses	66,313	62,061	(4,252)	(6.4%)
Operating income	23,713	288,773	265,060	1,117.8%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(72,114)	(81,870)	(9,756)	(13.5%)
Interest income	7,184	15,672	8,488	118.2%
Gain/(loss) on interest rate swaps	20,988	(147,390)	(168,378)	(802.3%)
Other, net	1,304	4,061	2,757	211.4%
Total other expenses, net	(42,638)	(209,527)	(166,889)	(391.4%)

INCOME/(LOSS) BEFORE INCOME TAXES	(18,925)	79,246	98,171	(518.7%)

Income taxes	(9,859)	(14,796)	(4,937)	(50.1%)
NET INCOME/ (LOSS)	(28,784)	64,450	93,234	322.9%
Less: Net Income attributable to non controlling interest	(7,178)	-	7,178	100.0%

NET INCOME/ (LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$(35,962)	$64,450	$100,412	279.2%

Following our acquisition of Ocean Rig ASA, or Ocean Rig, and entering into the drillship construction contracts, we have two reportable segments, the Drybulk Carrier segment and the offshore Drilling Rig segment.

Revenues

Drybulk Carrier segment

Voyage Revenues increased by $19.2 million, or 5.9% to $344.3 million for the nine-month period ended September 30, 2010, as compared to $325.1 million for the nine-month period ended September 30, 2009. The increase is attributable to the increased hire rates earned during the first nine months of 2010 as compared to 2009. During the first nine months of 2010 most of our vessels operated under time charters while in the corresponding period in 2009 a larger number of vessels operated in the spot market, earning lower hire rates that existed at the time.

Drilling Rig segment

Revenues from drilling contracts increased slightly by $1.3 million, or 0.4%, to $299.6 million for the nine-month period ended September 30, 2010, as compared to $298.3 million for the nine-month period ended September 30, 2009.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $0.8 million, or 3.7%, to $20.6 million for the nine-month period ended September 30, 2010, as compared to $21.4 million for the nine-month period ended September 30, 2009. The decrease is mainly attributable to the decrease in bunkers and port expenses due to an increase in the number of vessels operating under time charters in the first nine months of 2010 compared to the first nine months of 2009.  Under time charters the time charterer is typically responsible for bunkers and port expenses. This decrease was partly offset by increased commission expenses due to increased revenue in the current period.

Drilling Rig segment

The Drilling Rig segment did not incur any voyage expenses during the relevant periods.

Operating expenses

Drybulk Carrier segment

Vessel operating expenses decreased by $3.4 million, or 6.1%, to $52.3 million for the nine-month period ended September 30, 2010, as compared to $55.7 million for the nine-month period ended September 30, 2009. The decrease is attributable to the decrease in expenses related to spares and repairs in the nine-month period ended September 30, 2010 compared to nine month period ended September 30, 2009 as fewer vessels underwent dry docking in 2010.

Drilling Rig segment

Drilling rig operating expenses decreased by $14.3 million, or 14.2% to $86.4 million for the nine-month period ended September 30, 2010, as compared to $100.7 million for the nine-month period ended September 30, 2009. The decrease in operating expenses was mainly due to the mobilization of the Leiv Eiriksson, in 2010 as well as lower crew costs in Turkey in 2010 (where two crew shifts are required) as compared to crew costs incurred in Norway during 2009 (where three crew shifts are required).

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense decreased slightly by $0.8 million, or 0.9%, to $86.8 million for the nine-month period ended September 30, 2010, as compared to $87.6 million for the nine-month period ended September 30, 2009.

Drilling Rig segment

Depreciation and amortization expense for the drilling rigs decreased by $1.6 million, or 2.7%, to $57.3 million for the nine-month period ended September 30, 2010, as compared to $58.9 million for the nine-month period ended September 30, 2009.

Gain on sale of assets, net

Drybulk Carrier segment

Gain on sale of assets increased by $8.5 million to $10.9 million for the nine-month period ended September 30, 2010, compared to $2.4 million for the nine-month period ended September 30, 2009. During the nine-month period ended September 30, 2010, we disposed of three vessels (MV Iguana, MV Delray and MV Xanadu) compared to one vessel (MV Paragon) for the corresponding  period in 2009.

Drilling Rig segment

The Drilling Rig segment recorded a loss of $0.8 million incurred on the disposal of various drilling rig equipment for the nine-months period ended September 30, 2010. There was no such gain or loss for the nine-month period ended September 30, 2009.

Gain on contract cancellation

Drybulk Carrier segment

During the nine-month period ended September 30, 2009 we recorded a gain on contract cancellation of $15.3 million, which represents the deposits retained in connection with the cancellation of the sales of the vessels MV La Jolla and MV Toro. There was no such gain for the nine-month period ended September 30, 2010.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset cancellations during the relevant periods.

Contract termination fees and forfeiture of vessel deposits

Drybulk Carrier segment

For the Drybulk Carrier segment, during the nine-month period ended September 30, 2009 an amount of $226.7 million was recognized as a loss on contract termination fees and forfeiture of vessel deposits. Of this total, a loss of $118.7 million is attributable to the transfer of our interests in the owning companies of three Capesize newbuildings to an unrelated party in which we (i) forfeited deposits of $38.7 million; (ii) made a cash payment of $30 million; and (iii) issued common shares with a market value of $50.0 million. Furthermore, of this total, a loss of $49.2 million is attributable to the fair value of consideration, consisting of 6.5 million common shares and 3.5 million warrants to purchase common shares, paid by the Company to related and third parties in connection with the cancellation of the acquisition of nine Capesize vessels, $14.1 million is attributable to the cancellation of the memorandum of agreement to acquire a vessel, and $44.7 million is attributable to the sale of our interests in the owning company that contracted for the purchase of a newbuilding drybulk carrier. There were no such losses during the nine-month period ended September 30, 2010.

Drilling Rig segment

The Drilling Rig segment did not undergo any asset cancellations during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses decreased by $6.1 million, or 11.6%, to $46.7 million for the nine-month period ended September 30, 2010, compared to $52.8 million for the nine-month period ended September 30, 2009. This decrease was mainly due to the amortization of the stock- based compensation expense of $21.0 million for the nine-month period ended September 30, 2010 compared to $28.5 million for the corresponding nine-month period ended September 30, 2009.

The total management fees paid by us to our manager during the nine-month periods ended September 30, 2009, and 2010 amounted to $15.4 million and $15.3 million, respectively, which is equivalent to a daily management fee per vessel per day of $1,490 and $1,507 for each of those periods.

As discussed below in Recent Developments and Transactions with Related Parties as detailed in Note 5 of our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2010, effective September 1, 2010, each ship-owning company entered into new management agreements with Cardiff. If the new management agreements had been in effect for the full nine-month period ended September 30, 2009, we estimate that the aggregate amount of payments to the Manager would have been approximately $5.2 million higher, and net loss would have been $5.2 million larger, in the nine-month period ended September 30, 2009 than the amount recorded. If the new management agreements had been in effect since January 1, 2010, we estimate that the aggregate amount of payments to the Manager would have been approximately $4.6 million higher, and net income would have been $4.6 million lower, in the nine-month period ended September 30, 2010, than the amount recorded.

Drilling Rig segment

General and administrative expenses increased by $1.9 million, or 14.1%, to $15.4 million for the nine-month period ended September 30, 2010, compared to $13.5 million for the nine-month period ended September 30, 2009. This increase is mainly due to increased audit and other professional fees associated with certain financing transactions considered for the nine-month period ended September 30, 2010.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $44.3 million, or 187.7%, to $67.9 million for the nine-month period ended September 30, 2010, compared to $23.6 million for the nine-month period ended September 30, 2009. The increase is mainly due to the amortization of bond issuance costs and interest expense on our $700 million aggregate principal amount of 5% Convertible Senior Notes, which were issued in November 2009 and April 2010.

Drilling Rig segment

Interest and finance costs for drilling rigs decreased by $34.5 million, or 71.1%, to $14.0 million for the nine-month period ended September 30, 2010, compared to $48.5 million for the nine-month period ended September 30, 2009. The decrease is mainly due to decreased debt levels in this segment.

Interest income

Drybulk Carrier segment

Interest income increased by $4.4 million, or 231.6%, to $6.3 million for the nine-month period ended September 30, 2010, compared to $1.9 million for the nine-month period ended September 30, 2009. This increase is mainly due to increased average cash balances, and higher interest rates on our deposits.

Drilling Rig segment

Interest income for drilling rigs increased by $4.0 million, or 75.5%, to $9.3 million for the nine-month period ended September 30, 2010, compared to $5.3 million for the nine-month period ended September 30, 2009. The increase is mainly due to higher interest rates on our deposits.

Gain/(loss) on interest rate swaps

Both segments

The Company recorded $147.4 million of losses on interest rate swaps (drilling rig segment, $52.8 million; drybulk segment, $94.6 million) for the nine-month period ended September 30, 2010, compared to a $21.0 million gain (drilling rig segment, $18.9 million; drybulk segment: $2.1 million) for the nine-month period ended September 30, 2009. This difference is mainly due to the negative (lower) trend in swap rates during the nine-month period ended September 30, 2010, as compared to a positive (higher) trend in swap rates during the nine-month period ended September 30, 2009.

Other, net

Both segments

The Company recorded $8.9 million of gain in connection with various claim settlements (drilling rig segment; gain of $4.9 million; drybulk segment; gain of $4.0 million) for the nine-month period ended September 30, 2010, which is partly offset by the $4.8 million of losses on derivatives such as foreign currency forward contracts and forward freight agreements (drilling rig segment, gain of $0.9 million; drybulk segment, loss of $5.7 million) for the nine-month period ended September 30, 2010, as compared to $0.2 million gain (drilling rig segment, gain of $2.6 million; drybulk segment, loss of $2.4 million) in the corresponding period of 2009.

Income taxes

Drybulk Carrier segment

We did not incur income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Drilling Rig segment

Income taxes increased by $4.9 million to $14.8 million for the nine-month period ended September 30, 2010, compared to $9.9 million for the nine-month period ended September 30, 2009. These taxes primarily represent withholding taxes for the operations of the Eirik Raude in Ghana and the Leiv Eiriksson in Turkey.

Liquidity

As of September 30, 2010 we had cash and cash equivalents of approximately $367.1 million and $497.2 million of short term restricted cash related to (i) bank deposits which are used to fund the loan installments coming due (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents (or "minimum liquidity").

Our cash and cash equivalents decreased by $326.1 million to $367.1 million as of September 30, 2010, compared to $693.2 million as of December 31, 2009, while our restricted cash increased by $146.4 million to $497.2 million as of September 30, 2010, compared to $350.8 million as of December 31, 2009. The decrease in our cash and cash equivalents was mainly due to payments of yard installments and posting cash collateral for various credit facilities. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital deficit increased to $804.5 million as of September 30, 2010, as compared to a working capital deficit of $715.4 million as of December 31, 2009. The increase in our working capital deficit is primarily due to the yard installment payments made for the drillships under construction of $492.2 million, loan repayments of approximately $97.4 million and the $37.7 million increase in cash collateral for our interest rate swap agreements, which is partly offset by the net proceeds of the issuance in April 2010 of our convertible senior notes of $237.6 million, the net proceeds of $63.0 million from the issuance of 15,447,400 shares of common stock in an at-the market offering and the cash generated from operations. We believe that we will generate sufficient cash from operations and proceeds from new equity, if required, to satisfy our liquidity needs for the next twelve months.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities and pay dividends.

As of September 30, 2010, we had total indebtedness under various senior secured credit facilities of $2.8 billion, excluding unamortized financing fees, with our lenders.

Please refer to the discussion on Going Concern and Long-term Debt as detailed in Notes 4 and 8 of our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2010.

Cash flow

Net cash provided by operating activities for the nine-month period ended September 30, 2010 was $300.0 million. In determining net cash provided by operating activities for the nine-month period ended September 30, 2010, net income was adjusted for the effects of certain non-cash items including depreciation and amortization of $144.0 million, $5.1 million amortization and write-off of deferred financing costs, $21.7 million amortization of deferred convertible senior debt costs and $21.0 million of non-cash stock based compensation expenses. Moreover for the nine-month period ended September 30, 2010, net income was also adjusted for the effects of non-cash items such as the loss in change in fair value of derivatives of $94.8 million, commitment fees of $4.3 million, amortization of below market value acquired time charters of $4.2 million, gain on the sale of assets of $10.1 million and imputed interest relating to the vessels and rigs under construction of $23.8 million. The Company had net cash outflows for working capital of $17.2 million for the nine-month period ended September 30, 2010.

Net cash used in investing activities was $678.4 million for the nine-month period ended September 30, 2010. The Company made payments of approximately $43.4 million for vessel acquisitions, $555.5 million for advances for vessels and rigs under construction and $6.4 million for drilling rig equipment while the cash deposits required with lenders increased by $146.4 million. These cash outflows were partially offset by receipt of net proceeds of approximately $73.3 million from vessel sales.

Net cash used in financing activities was $52.3 million for the nine-month period ended September 30, 2010, consisting mainly of the net proceeds from the issuance of the convertible senior notes of $237.6 million and the net proceeds of $63.0 million from the issuance of common stock in an at-the market offering, which were partly offset by the net repayments of $247.9 million of debt under our long and short-term credit facilities.

Financing activities

Long-term debt

As of December 31, 2008, the Company was in breach of certain financial covenants, mainly the loan-to-value ratios (also known as value maintenance clauses), contained in the Company's loan agreements relating to $1.8 billion of the Company's debt. Even though none of the lenders declared an event of default under the loan agreements, these breaches constituted potential events of default and could have resulted in the lenders requiring immediate repayment of the loans.  As of September 30, 2010, the Company had either regained compliance with these financial covenants or obtained waivers from its lenders resolving all of the above-mentioned breaches and, accordingly, the Company was in compliance with the loan-to-value ratios and other financial covenants applicable under its loan agreements as of that date.  However, some of these waiver agreements expire during 2010 and 2011, at which time the original covenants come back into effect.  For some of these waiver agreements expiring in 2010 and 2011, due to the increase in drybulk vessel values in 2010 and aggressive debt amortization schedules, the Company expects to be in compliance with the original covenants, absent a decline in the drybulk charter market and vessel values, of the applicable loan agreements.  For other of these waiver agreements, however, the Company does not anticipate that it will satisfy the loan-to-value ratios contained in the original covenants based on the current fair market values of its vessels.  Accordingly, assuming that current market conditions would prevail upon waiver agreement expirations in 2010 and 2011, the Company has concluded that it may not be able to comply with the original covenants in certain of its loan agreements at measurement dates that are within the next 12 months.  Consequently, the Company has classified this debt as a current liability.  As a result of the cross default provisions in the Company's loan agreements, if an event of default occurs, when waivers expire in 2010 and 2011, this could result in defaults under certain of the Company's other loan agreements and the acceleration of such affected debt by its lenders.  As such, the Company has classified all of the Company's affected debt as current liabilities.

The Company is currently in negotiations with its lenders to obtain waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations.

As of September 30, 2010, the Company had $1.5 billion of remaining installment payments under drybulk vessel and drillship newbuilding contracts, including $622.2 million under contracts for the construction of drillship Hulls 1837 and 1838 for which it has not obtained financing. Management plans to finance these capital expenditures with new debt or equity financing.

As of September 30, 2010, the portion of the Company's long-term debt classified as current liabilities exceeded its cash and cash equivalents and restricted cash by approximately $718.0 million.

For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Loan Covenants" in our Annual Report on Form 20-F for the year ended December 31, 2009 filed on April 9, 2010.

If we are unable to obtain waiver extensions or covenant amendments from our lenders under any loan agreements with which we are not in compliance upon expiration of our current waiver agreements, our lenders could accelerate our indebtedness and foreclose on our vessels.  In addition, if conditions in the drybulk charter and offshore drilling markets decline from current levels and the market value of our vessels declines even further, we may seek to restructure our outstanding indebtedness.  For more information, see Note 8 to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2010.

As of September 30, 2010, the Company had a total of $2.8 billion in debt outstanding under its credit facilities with various institutions. The table below reflects the classification of certain debt repayments scheduled to be due after September 30, 2011 as payable by such date indicated below.

Twelve months ending	Total
September 30, 2011	$1,605,761
September 30, 2012	70,000
September 30, 2013	470,000
September 30,2014	-
September 30, 2015	700,000
2,845,761
Less: Financing fees	(216,342)
$2,629,419

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Contractual Obligations and Contingencies

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2010:

Obligations	Total	1st year	2nd year	3rd year	4th year	5th year	Thereafter
(In thousands of Dollars)
Long-term debt (1)	2,845,761	1,605,761	70,000	470,000	-	700,000	-
Shipbuilding contracts-Vessels (2)	52,880	19,830	33,050	-	-	-	-
Shipbuilding contracts-Drillships plus owners furnished equipment (3)	1,490,979	1,490,979	-	-	-	-	-
Retirement Plan Benefits (4)	1,695	88	89	90	109	110	1,209
Operating leases (5)	2,275	1,436	777	62	-	-	-
Office space rent (6)	13	12	1	-	-	-	-

Total	4,393,603	3,118,106	103,917	470,152	109	700,110	1,209

(1)
As further discussed in Note 8 to our unaudited interim condensed consolidated financial statements, the outstanding balance of our long-term debt at September 30, 2010, was $2,845.8 million (gross of unamortized deferred financing fees and debt discount of $216.3 million), which were used to partially finance the expansion of our fleet and the construction of drilling rigs. The loans bear interest at LIBOR plus a margin. The amounts in the table under "Long Term Debt" do not include any projected interest payments.

(2)	As of September 30, 2010, an amount of $13.2 million had been paid to the shipyard representing the first and second installment for the construction cost of the two Hulls 1637A and 1638A.

(3)
As of September 30, 2010, an amount of $645.6 million had been paid to the shipyard for the construction of the two drillships Hulls 1865 and 1866. An amount of $767.2 million had been paid to the shipyard for the construction of the two drillships Hull 1837 and Hull 1838.

(4)
During 2010 Ocean Rig has three defined benefit plans for employees managed and funded through Norwegian life insurance companies at September 30, 2010. The pension plans covered 55 employees by September 2010. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(5)
The Company entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term, which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. The lease agreements relating to office space are considered to be operational lease contracts.

(6)	The Company leases office space in Athens, Greece, from a son of Mr. George Economou, Chairman and Chief Executive Officer.

Recent Developments

Vessel Sales

On May 7, 2010, the Company entered into a memorandum of agreement for the sale of the M/V Xanadu for $33.7 million. The vessel was delivered to the new owner on September 20, 2010.  The Company realized a gain of approximately $0.2 million from the sale of the vessel.

Management Agreements

As discussed in Transactions with Related Parties as detailed in Note 5 of our unaudited interim condensed consolidated financial statements for the nine month-period ended September 30, 2010, effective September 1, 2010, each ship-owning company entered into new management agreements with Cardiff, a related party entity that provides commercial and technical ship management services. Under the new management agreements, Cardiff receives (i) a daily management fee of Euro 1,500, subject to automatic annual adjustments to the Greek Consumer Price Index; (ii) a commission equal 1.25% of all monies earned by the vessel; and (iii) a vessel sale and purchase commission of 1%.  If the Company requests that Cardiff supervise the construction of a newbuilding then in lieu of the management fee, Cardiff will receive a fee equal to 10% of the budget for such vessel. In addition, the management agreements further provide that Cardiff may receive annual performance incentive fee, subject to the Company's sole discretion.

Each new management agreement has a term of five years and will be automatically renewed for a five year period and thereafter extended in five year increments unless notice of termination is provided by the Company in the fourth quarter of the year immediately preceding the end of the respective term. Moreover, effective September 1, 2010 the Company terminated the agreement according to which a quarterly fee of $250,000 was payable to Cardiff for services in relation to financial reporting requirements and monitoring of internal controls.

The Company intends to enter into new management agreements that would replace the above agreements with Cardiff, effective January 1, 2011, on these same terms with TMS Dry Ltd. or TMS Dry, a related party, as a result of an internal restructuring of Cardiff for the purpose of enhancing its efficiency and the quality of its ship-management services. TMS Dry is beneficially majority-owned by our Chairman and Chief Executive Officer and members of his immediate family. The remaining capital stock of TMS Dry is beneficially owned by Ms. Chryssoula Kandylidis, who serves on our board of directors. TMS Dry utilizes the same experienced personnel utilized by Cardiff.

Sales Agreement

On September 7, 2010, we entered into a Sales Agreement with Deutsche Bank Securities Inc. as Agent under which the Company may offer and sell an aggregate of up to $350,000,000 of the Company's common shares, par value $0.01, from time to time through the Agent in an at-the-market offering. As of September 30, 2010, we had issued and sold an aggregate of 15,477,400 common shares in the at-the-market offering with net proceeds, after deducting various commissions, of $63.0 million. During the period October 1, 2010 through November 3, 2010, the Company issued and sold an aggregate of 36,882,000 common shares with net proceeds, after deducting various commissions, of $162.7 million.

Drilling Contracts

On October 15, 2010, Ocean Rig UDW Inc. signed agreements relating to a five well contract for exploration drilling off the coast of Ghana and Cote d'Ivoire with subsidiaries of Vanco Overseas Energy Limited for a period of about one year with one drillship, commencing in the second quarter of 2011. Under the agreements, Vanco is operator and LUKOIL Overseas is majority co-venturer. The gross value of the agreements is approximately $160 million, exclusive of agency fees and commissions. The Company has the option to use either the Ocean Rig Corcovado (H1837) or the Ocean Rig Olympia (H1838). The contract may be extended for an additional year or an additional well prior to the completion of operations on the second well program.

On November 11, 2010, Ocean Rig UDW Inc. received a Letter of Intent for the Eirik Raude from a British exploration company. The Letter of Intent is for a two well contract for exploration drilling offshore the Falkland Islands for a period of about 90 days, commencing in the fourth quarter of 2011, immediately after the completion of the Eirik Raude's current contract. The gross value is approximately $77 million, exclusive of agency fees and commissions.  There are three further optional wells that could extend the contract by 135 days. The contract is subject to final documentation.

Significant Accounting policies

A discussion of our significant accounting policies is included in Note 2 in the Company's Annual Report on Form 20-F for the year ended December 31, 2009.

Changes in Accounting Policies

There have been no material changes to our accounting policies in the year ended December 31, 2009 other than the adoption of recent accounting pronouncements disclosed in the footnotes to our accompanying unaudited interim condensed consolidated financial statements.

Capitalization

As of September 30, 2010, the ratio of debt to total capitalization (total debt, net of deferred financing fees and equity) was 46.8% and the ratio of net debt to total capitalization less cash and cash equivalents and restricted cash was 37.1%.

On September 7, 2010, we entered into a Sales Agreement with Deutsche Bank Securities Inc. as Agent under which the Company may offer and sell an aggregate of up to $350,000,000 of the Company's common shares, par value $0.01, from time to time through the Agent.

The following table sets forth our cash position and consolidated capitalization as of September 30, 2010:

•	on an actual basis;

•
on an as adjusted basis to give effect to (i) the additional drawdown of $2.1 million of debt for drillship Hulls 1865 and 1866; (ii) loan repayments of $34.0 million under our credit facilities subsequent to September 30, 2010; (iii) a decrease in restricted cash of $47.8 million which amount was applied towards the yard installment for drillship Hull 1838; (iv) the payment of $52.0 million towards the yard installment for drillship Hull 1865; (v) our issuance and sale of 36,882,000 common shares pursuant to our Sales Agreement with Deutsche Bank Securities Inc. and our prospectus supplement dated September 7, 2010, resulting in net proceeds of $162.7 million after deducting estimated issuance costs and commissions of $3.7 million; and (vi) the issuance of 300 restricted shares of common stock to the board of directors; and

•
on a further adjusted basis, giving effect to our issuance and sale of $118.9 million of our common shares pursuant to our Sales Agreement with Deutsche Bank Securities Inc. and prospectus supplement dated September 7, 2010, or 22,655,306 common shares, at an assumed offering price of $5.25 per share, which was the last reported price of our common stock on Nasdaq on November 16, 2010, resulting in net proceeds of $116.3 million after deducting estimated issuance costs and commissions of $2.6 million.

	As of September 30, 2010
	Actual	As Adjusted (1)	As Further Adjusted (2)
	(in thousands of U.S. dollars)

Cash and cash equivalents	$367,141	$445,922	$562,245

Restricted cash (3)	$497,210	$449,373	$449,373

Total debt, including current portion (4)	$2,629,419	$2,597,553	$2,597,553

Shareholders' equity

Preferred stock, $0.01 par value; 500,000,000 shares authorized; 100,000,000 shares designated as Series A Convertible Preferred Stock; 52,238,806 shares of Series A Convertible Preferred Stock issued and outstanding at September 30, 2010	522	522	522

Common stock, $0.01 par value; 1,000,000,000 shares authorized; 310,308,021 shares issued and outstanding at September 30, 2010 actual; 347,190,321 issued and outstanding shares as adjusted and 369,845,627 shares issued and outstanding, as further adjusted (5)	3,103	3,472	3,698

Additional paid-in capital (6)	2,830,181	2,992,479	3,108,576
Accumulated other comprehensive loss	(44,377)	(44,377)	(44,377)
Retained Earnings	202,126	202,126	202,126
Total shareholders' equity	2,991,555	3,154,222	3,270,545
Total capitalization	$5,620,974	$5,751,775	$5,868,098

(1) There have been no significant changes to our capitalization since September 30, 2010, as so adjusted.

(2) Assumes a sale price of $5.25 per share, which was the last reported closing price of our common stock on November 16, 2010.

(3) Restricted cash represents bank deposits to be used to fund loan installments coming due and minimum cash deposits required to be maintained with certain banks under our borrowing arrangements.

(4) Includes $2.1 billion of secured debt, net of financing fees, which is guaranteed and $0.5 billion of unsecured debt, net of financing fees, which is not guaranteed.

(5) Does not include "out of the money" five-year warrants issued on April 9, 2009, to entities controlled by our Chairman and Chief Executive Officer, George Economou, for the purchase of up to 3.5 million common shares with exercise prices depending on the relevant tranches of between $20 and $30 per share. Does not include any amount of common shares resulting from the conversion of the Series A Convertible preferred stock or our convertible senior notes due 2014.

(6) Includes 36,100,000 common shares lent in connection with the sale of our outstanding convertible notes which must be returned to us at the end of the loan availability period under the share lending agreement or earlier in certain circumstances. We believe that under US GAAP, as presently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share, although the borrowed shares will be outstanding for corporate law purposes.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

▪	future operating or financial results;
▪	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
▪	the Company's ability to enter into new contracts for drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;
▪
future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

▪	statements about drybulk shipping market trends, including charter rates and factors affecting supply and demand;
▪	the Company's ability to obtain additional financing;
▪	expectations regarding the availability of vessel acquisitions; and
▪	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the  forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips Inc.'s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2009 and September 30, 2010 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2009	September 30, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$693,169	$367,141
Restricted cash (Note 8)	350,833	497,210
Trade accounts receivable, net of allowance for doubtful receivables of $487 and $0, respectively	66,681	42,414
Insurance claims	1,853	1,990
Due from related parties (Note 5)	27,594	23,336
Inventories	3,118	3,000
Financial instruments (Note 9)	993	1,312
Other current assets	36,409	40,272
Total current assets	1,180,650	976,675

FIXED ASSETS, NET:
Vessels and rigs under construction and acquisitions (Note 6)	1,174,693	1,753,961
Vessels, net (Note 7)	2,058,329	1,952,586
Drilling rigs, net (Note 7)	1,329,641	1,263,794
Total fixed assets, net	4,562,663	4,970,341

OTHER NON-CURRENT ASSETS:
Intangible assets, net	12,639	10,866
Above-market acquired time charter	2,048	1,475
Other non-current assets (Note 9)	41,088	78,400
Total other non-current assets	55,775	90,741
Total assets	$5,799,088	$6,037,757

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$1,698,692	$1,582,314
Accounts payable	19,727	13,248
Accrued liabilities	80,236	50,019
Deferred revenue	19,693	58,088
Financial instruments (Note 9)	72,837	75,273
Other current liabilities	4,838	2,199
Total current liabilities	1,896,023	1,781,141

NON-CURRENT LIABILITIES:
Below- market acquired time charter	7,632	2,563
Long-term debt, net of current portion (Note 8)	985,992	1,047,105
Financial instruments (Note 9)	104,763	211,279
Other non-current liabilities	43	4,114
Total non-current liabilities	1,098,430	1,265,061

COMMITMENTS AND CONTINGENCIES (Note 12)	—	—
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized; 100,000,000 shares designated as Series A Convertible Preferred Stock; 52,238,806 shares of Series A Convertible Preferred Stock issued and outstanding at September 30, 2010 (Note 10)	522	522
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2009 and September 30, 2010; 280,326,271 and 310,308,021 shares issued and outstanding at December 31, 2009 and September 30, 2010, respectively	2,803	3,103
Accumulated other comprehensive loss	(28,137)	(44,377)
Additional paid-in capital	2,681,974	2,830,181
Retained earnings	147,473	202,126
Total stockholders' equity	2,804,635	2,991,555
Total liabilities and stockholders' equity	$5,799,088	$6,037,757

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2009 and 2010
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine months ended September 30,
	2009	2010
	(As restated-Note 3)
REVENUES:
Revenues (Note 14)	$623,400	$643,923

EXPENSES:
Voyage expenses	21,447	20,588
Vessel and drilling rigs operating expenses	156,374	138,615
Depreciation and amortization	146,569	144,028
Gain on sale of assets, net (Note 7)	(2,432)	(10,142)
Gain on contract cancellation	(15,270)	-
Contract termination fees and forfeiture of vessels deposits	226,686	-
General and administrative expenses	66,313	62,061
Operating income	23,713	288,773

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 13)	(72,114)	(81,870)
Interest income	7,184	15,672
Gain/(loss) on interest rate swaps (Note 9)	20,988	(147,390)
Other, net	1,304	4,061
Total expenses, net	(42,638)	(209,527)

INCOME /(LOSS) BEFORE INCOME TAXES	(18,925)	79,246
Income taxes	(9,859)	(14,796)

NET INCOME / (LOSS)	(28,784)	64,450

Less: Net income attributable to non controlling interest	(7,178)	-

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$(35,962)	$64,450

NET INCOME/(LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS (Note 15)	$(39,949)	$53,964

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 15)	$(0.21)	$0.21

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 15)	193,621,270	255,693,215

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2009 and 2010
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine months ended September 30,
	2009	2010
Net Cash Provided by Operating Activities	$192,235	$300,047

Cash Flows from Investing Activities:
Insurance proceeds	514	-
Acquisition of drillships	248	-
Vessels acquisitions and improvements	(48,542)	(43,448)
Proceeds from sale at subsidiary	100	-
Advances for vessel acquisitions/rig under construction	(64,182)	(555,484)
Drilling rigs, equipment and other improvements	(4,998)	(6,419)
Proceeds from sale of vessels, net of costs	45,433	73,317
Decrease in restricted cash	1,783	-
Increase in restricted cash	(53,015)	(146,377)
Net Cash Used in Investing Activities	(122,659)	(678,411)

Cash Flows from Financing Activities :
Proceeds from issuance of convertible notes	-	237,552
Proceeds from long-term credit facility	855	5,358
Payments of short-term credit facility	(181,102)	-
Proceeds from short-term credit facility	150,000	-
Payments of long-term credit facility	(949,441)	(253,221)
Acquisition of non controlling interests	(50,000)	-
Proceeds of share-lending arrangement	-	100
Net proceeds from common stock issuance	950,563	62,996
Payment of financing costs	(1,982)	(449)

Net Cash (used in)/provided by Financing Activities	(81,107)	52,336
Net decrease in cash and cash equivalents	(11,531)	(326,028)

Cash and cash equivalents at beginning of period	303,114	693,169
Cash and cash equivalents at end of period	$291,583	$367,141

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands. The Company is engaged in the ocean transportation services of drybulk cargoes worldwide and deepwater drilling rig services.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 9, 2010.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

2.           Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2009 (the "Consolidated Financial Statements for the year ended December 31, 2009"). There have been no material changes to these policies in the nine-month period ended September 30, 2010, other than noted below.

Recent accounting pronouncements:

(i)           In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a "qualifying special-purpose entity", (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity's continuing involvement in transferred financial assets. The adoption of ASU 2009-16 did not have a material impact on the Company's unaudited interim consolidated financial statements.

(ii)           In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which codifies FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R). ASU 2009-17 represents a revision to former FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance.  ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement.  The adoption of ASU 2009-17 did not have any effect on the Company's unaudited interim consolidated financial statements.

(iii)           In January 2010, the FASB issued ASU 2010-01, Accounting for Distributions to Shareholders with Components of Stock and Cash which amends FASB ASC 505, Equity in order to clarify that the stock portion of a distribution to shareholders that allows the shareholder to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for purposes of applying FASB ASC 505, Equity and FASB ASC 260, Earnings Per Share. The Company has not been involved in any such distributions and thus, the impact to the Company cannot be determined until any such distribution occurs.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.           Significant Accounting policies-(continued):

Recent accounting pronouncements-(continued):

(iv)           In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have any impact on its financial position and results of operation.

(v)           In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial  statements have been revised, then an entity that is not an SEC  filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact on the Company's unaudited interim consolidated financial statements.

(vi)           In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging- Scope Exception Related to Embedded Credit Derivatives (Topic 815) which addresses application of the embedded derivative scope exception in ASC 815-15-15-8 and 15-9. The ASU primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features, however, other entities may also benefit from the ASU's transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitized financial assets, regardless of whether such investments contain embedded derivative features. The ASU is effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The Company has not engaged in any such contracts and thus, the impact to the Company cannot be determined until any such contact is entered.

(vii)           In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation, Effect of Denominating the Exercise Price of a Share- Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Topic 718) which Update addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. Earlier application is permitted. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.           Restatement of income and expenses:

In October 2008, the Company had agreed to purchase the ship-owning companies of nine Capesize drybulk carriers. In light of the considerable decrease in asset values, the Company reached an agreement with the sellers (clients of Cardiff, including affiliates of George Economou, and unrelated third parties) to cancel the transaction on March 6, 2009. In addition revenue and operating expenses were corrected due to differences arising from the purchase price allocation relating to the acquisition of Ocean Rig. Subsequent to the issuance of the unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2009, the Company's management determined that the cancellation fee was overstated by $4,116, revenue overstated by $11,903, operating expenses overstated by $5,230 and retained earnings overstated by $2,557. The effect of the above restatement on the unaudited interim consolidated statement of operations for the nine-month period ended September 30, 2009 was as follows:

Consolidated Income Statement	September 30, 2009
	As previously reported	As restated

Revenues from drilling contracts	$310,251	$298,348
Rig operating expenses	105,924	100,694
Loss on contract termination deposits and forfeiture of vessel deposits	230,802	226,686
Operating income	26,270	23,713
Net loss	(33,405)	(35,962)
Loss per common share, basic and diluted	$(0.19)	$(0.21)

4.           Going Concern:

As of December 31, 2008, the Company was in breach of certain financial covenants, mainly the loan-to-value ratios (also known as value maintenance clauses), contained in the Company's loan agreements relating to $1.8 billion of the Company's debt. Even though none of the lenders declared an event of default under the loan agreements, these breaches constituted potential events of default and could have resulted in the lenders requiring immediate repayment of the loans.  As of September 30, 2010, the Company had either regained compliance with these financial covenants or obtained waivers from its lenders resolving all of the above-mentioned breaches and, accordingly, the Company was in compliance with the loan-to-value ratios and other financial covenants applicable under its loan agreements as of that date.  However, some of these waiver agreements expire during 2010 and 2011, at which time the original covenants come back into effect.  For some of these waiver agreements expiring in 2010 and 2011, due to the increase in drybulk vessel values in 2010 and aggressive debt amortization schedules, the Company expects to be in compliance with the original covenants, absent a decline in the drybulk charter market and vessel values, of the applicable loan agreements.  For other of these waiver agreements, however, the Company does not anticipate that it will satisfy the loan-to-value ratios contained in the original covenants based on the current fair market values of its vessels. Accordingly, assuming that current market conditions would prevail upon waiver agreement expirations in 2010 and 2011, the Company has concluded that it may not be able to comply with the original covenants in certain of its loan agreements at measurement dates that are within the next 12 months.  Consequently, the Company has classified this debt as a current liability.  As a result of the cross default provisions in the Company's loan agreements, if an event of default occurs when waivers expire in 2010 and 2011, this could result in defaults under certain of the Company's other loan agreements and the acceleration of such affected debt by its lenders.  As such, the Company has classified all of the Company's affected debt as current liabilities (Note 8).

The Company is currently in negotiations with its lenders to obtain waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash generated from operations.

As of September 30, 2010, the Company had $1.5 billion of remaining installment payments under drybulk vessel and drillship newbuilding contracts, including $622,184 under contracts for the construction of drillship Hulls 1837 and 1838 for which it has not obtained financing. Management plans to finance these capital expenditures with new debt or equity financing.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.           Going Concern-(continued):

As of September 30, 2010, the portion of the Company's long-term debt classified as current liabilities exceeded its cash and cash equivalents and restricted cash by approximately $717,963.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the current classification of debt discussed in Note 8.

5.           Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed statement of operations are as follows:

	December 31, 2009	September 30, 2010
Balance Sheet

Due from related party – Cardiff Marine Inc.	$27,594	$23,336

	Nine- month period ended September 30,
	2009 (As Restated)	2010
Statement of Operations
Gain on sale of assets	$308	$772
Contract termination fee and forfeiture of vessel deposits- Various Affiliates	25,350	-
General and administrative expenses
- Management fees - Cardiff Marine Inc.	13,137	13,357
- Consultancy fees – Fabiana Services S.A	2,055	2,678
- SOX fees – Cardiff Marine Inc.	2,249	1,983
- Rent	9	9
- Amortization of CEO stock based compensation	$28,275	$20,803

(Per day and per quarter information in the note below  is expressed in United States Dollars/Euros)

Cardiff Marine Inc.: The operations of the Company's vessels are managed by Cardiff Marine Inc. ("Cardiff" or the "Manager"), a related technical and commercial management company incorporated in Liberia. The Manager also acts as the Company's charter and sales and purchase broker. The Manager is beneficially majority-owned by the Company's Chairman and Chief Executive Officer George Economou, and members of George Economou's immediate family.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.           Transactions with Related Parties-(continued):

Cardiff Marine Inc.-(continued):

Up to August 31, 2010, the Company paid a management fee of Euro 607 per day, per vessel to Cardiff. In addition, the management agreements provided for payment by the Company to Cardiff of: (i) a fee of Euro 106 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 527 for superintendent visits on board vessels in excess of five days per annum, per vessel, for each additional day, per superintendent; (iii) chartering commission of 1.25% on all freight, hire and demurrage revenues; (iv) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (v) a quarterly fee of $250,000 for services in relation to the financial reporting requirements of the Company under Securities and Exchange Commission rules and the establishment and monitoring of internal controls over financial reporting; and (vi) a commission of 0.2% on derivative agreements and loan financing or refinancing.

Cardiff also provided commercial operations and freight collection services in exchange for a fee of Euro 91 per day, per vessel. Cardiff provided insurance services and obtains insurance policies for the vessels for a fee of 5% on the total insurance premiums per vessel. Furthermore, if required, Cardiff also handled and settled all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 158 per person, per day of eight hours.

Cardiff provided the Company with financial accounts services in exchange for a fee of Euro 121 per day, per vessel. The Company also paid Cardiff a quarterly fee of Euro 260,500 for services rendered by Cardiff in connection with the Company's financial accounting services. Pursuant to the terms of the management agreements, all fees payable to Cardiff were adjusted upwards or downwards based on the year-on-year increase in the Greek consumer price index.

Effective September 1, 2010, each ship-owning company entered into new management agreements with Cardiff. Cardiff provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. Cardiff's commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

Each new vessel management agreement provides for a fixed management fee of Euro 1,500 per vessel per day which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. If the Company requests that Cardiff supervise the construction of a newbuilding vessel then in lieu of the fixed management fee, the Company will pay Cardiff an upfront fee equal to 10% of the budget for such vessel.

In addition, the Company will pay a commission to Cardiff of 1.25% of all monies earned by the vessel. The Company will pay a vessel sale and purchase commission of 1%. The management agreements further provide that in the Company's discretion, it may pay Cardiff an annual performance incentive fee.

Each new vessel management agreement has a term of five years and will be automatically renewed for a five year period and thereafter extended in five year increments if notice of termination is not provided by the Company in the fourth quarter of the year immediately preceding the end of the respective term.

The management agreements may be terminated as follows:

(i) Cardiff may terminate the agreement with immediate effect by notice in writing (a) if any amounts payable by the vessel owner are not received by Cardiff within ten running days; (b) the vessel owner does not meet certain obligations related to the technical management of the vessels for any reason within its control; or (c) the vessel owner employs the vessel in a hazardous or improper manner, and the vessel owner fails to remedy such default;

(ii) the vessel owner may terminate the agreement with immediate effect by notice in writing if Cardiff does not meet its obligations for any reason within its control under the agreement and fails to remedy such default within a reasonable time;

(iii) the agreement shall be deemed terminated in the case of the sale of the vessel, if the vessel becomes a total loss or is declared as a constructive total loss or in the event of an order or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party; and

(iv) upon a change of control of the vessel owners and/or the Company.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.           Transactions with Related Parties-(continued):

Cardiff Marine Inc.-(continued):

In the event that the management agreement is terminated for any reason other than Cardiff's default, the Company will be required to pay the management fee for a further period of three (3) calendar months as from the date of termination. In the event of a change of control of the Company, as defined in the agreements, the Company will be required to pay Cardiff a Termination Payment, representing an amount equal to the estimated remaining fees payable to Cardiff under the then current term of the agreement which such payment shall not be less than the fees for a period of thirty six (36) months and not more than a period of forty eight (48) months.

Moreover, effective September 1, 2010 the Company terminated the agreement according to which a quarterly fee of $250,000 was payable to Cardiff for services in relation to financial reporting requirements and monitoring of internal controls as mentioned below.

The Company's existing agreements with Cardiff pursuant to which Cardiff provides supervisory services in connection with the construction of newbuilding drillships Hulls 1837 and 1838 remain in effect. The Company pays Cardiff a management fee of $40 per month per drillship for Hull 1837 and Hull 1838. The management agreements also provide for: (i) chartering commission of 1.25% on all freight, hire and demurrage revenues; (ii) a commission of 1% on all gross sale proceeds or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums.

Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

Consultancy Agreements:

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 11).

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Fabiana and George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on each of December 31, 2010 and 2011 and 1,500,000 shares to vest on December 31, 2012, respectively.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited ("Vivid Finance"), a related party entity incorporated in Cyprus, Vivid Finance provides the Company with financing-related services such as negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, renegotiating existing loan facilities and bonds, as well as services related to raising equity or debt in the capital markets, in exchange for a fee equal to 0.20% of the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

Acquisition of drillships: On October 3, 2008, the Company's wholly owned subsidiary, Ocean Rig UDW Inc. ("Ocean Rig UDW"), formerly known as Primelead Shareholders Inc., entered into a share purchase agreement with certain unrelated parties and certain entities affiliated with George Economou to acquire the full equity interests in Drillships Holdings Inc. ("Drillships Holdings"), the owner of drillships Hulls 1837 and 1838 newbuilding advanced capability drillships, for use in ultra deepwater drilling locations.

On May 15, 2009, the above transaction closed. As consideration of this acquisition, Ocean Rig UDW issued to the sellers the number of common shares (Note 10) equal to 25% of its total issued and outstanding common shares as of May 15, 2009.

The consideration paid to the related-party sellers was determined based on various fair value valuation methods.

The following table summarizes the aggregate fair values of assets acquired and liabilities assumed by the Company as of May 15, 2009:

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5.           Transactions with Related Parties-(continued):

Acquisition of drillships-(continued):

Fair value of assets and liabilities acquired
Cash equivalents	$248
Advances for rigs under construction	625,445
Short-term borrowings	(31,102)
Other current liabilities	(7,656)
Long-term debt	(228,810)
Total fair value of net assets	$358,125

The carrying amount of the advances for rigs under construction was $447,445 as of the acquisition date. A fair value adjustment of $178,000 was made to the carrying amounts based on the fair value of the assets acquired. The carrying amounts of the remaining assets and liabilities acquired did not require fair value adjustments. No intangible assets were identified during the acquisition of Drillships Holdings.

On July 15, 2009, the Company acquired the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW from the minority interests. The consideration paid for the 25% interest consisted of a one-time $50,000 cash payment and the issuance of the Company's Series A Convertible Preferred Stock with an aggregate face value of $280,000.

In the event that any of the newbuilding drillships Hulls 1837 and 1838 are sold by the Company for less than $800 million prior to delivery, the sellers of Drillships Holdings are obligated to pay to the Company, in cash or in shares, 25% of the difference between the sale price and $800 million which cannot exceed $12.5 million. Management has assessed the probability of occurrence of this event as remote.

Lease Agreement: The Company leases office space in Athens, Greece from a son of George Economou.

6.           Vessels and Rigs under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2009. As of December 31, 2009 and September 30, 2010, the advances for vessels and rigs under construction and vessel and rig acquisitions are set forth below:

			December 31, 2009			September 30, 2010
Vessel name	Expected delivery	Contract amount	Contract payments	Capitalized expenses and fair value adjustments	Total	Contract payments	Capitalized expenses and fair value adjustments	Total
H1637A	November 2011	$33,050	-	-	-	6,610	116	$6,726
H1638A	January 2012	33,050	-	-	-	6,610	117	6,727
H1865	July 2011	731,919	205,939	14,068	220,007	322,813	24,940	347,753
H1866	September 2011	731,564	205,939	12,913	218,852	322,813	23,661	346,474
H1837	December 2010	695,071	254,347	114,250	368,597	407,506	147,724	555,230
H1838	March 2011	694,288	254,347	112,890	367,237	359,669	131,382	491,051

		$2,918,942	920,572	254,121	1,174,693	1,426,021	327,940	$1,753,961

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.           Vessels and Rigs under Construction and Acquisitions-(continued):

On February 17, 2010 the Company placed an order for two 76,000 dwt Panamax dry bulk vessels, namely hull number H1637A and H1638A, with an established Chinese shipyard, for a price of $33,050 each. The vessels are expected to be delivered in the fourth quarter of 2011 and the first quarter of 2012, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010

7.           Vessels and Drilling Rigs:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drybulk vessels:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2009	$2,372,390	(314,061)	$2,058,329
Additions	43,448	-	43,448
Vessel disposals	(75,113)	12,689	(62,424)
Depreciation	-	(86,767)	(86,767)
Balance, September 30, 2010	$2,340,725	(388,139)	$1,952,586

During 2009 and 2010, the Company concluded memoranda of agreement for the sale of the vessels Iguana, Delray and Xanadu for $23,350, $20,145 and $33,700, respectively. The vessels were delivered in the first and third quarter of 2010, resulting in a net gain of $10,893, which is separately reflected in the accompanying unaudited interim condensed consolidated statements of operations for the nine-month period ended September 30, 2010.

On May 3, 2010 the Company entered into a memorandum of agreement for the purchase of the vessel Amalfi for $43,000. The vessel was delivered in the third quarter of 2010.

Drilling Rigs:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2009	$1,453,391	(123,750)	$1,329,641
Additions	6,419	-	6,419
Disposals	(21,191)	5,104	(16,087)
Depreciation	-	(56,179)	(56,179)
Balance September 30, 2010	$1,438,619	(174,825)	1,263,794

As of September 30, 2010, all of the Company's vessels and drilling rigs have been pledged as collateral to secure the bank loans, (Note 8).

8.           Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2009	September 30, 2010
Convertible Senior Notes	$460,000	$700,000
Loan Facilities – Drybulk Segment	1,168,016	1,012,231
Loan Facilities – Drilling Rig Segment	1,224,824	1,133,530
Less: Deferred financing costs and unamortized discount	(168,156)	(216,342)
Total debt	2,684,684	2,629,419
Less: Current portion	(1,698,692)	(1,582,314)
Long-term portion	$985,992	$1,047,105

During the nine-month period ended September 30, 2010, the Company made scheduled principal payments and prepayments of $253,221.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt-(continued):

The principal payments to be made during each of the twelve-month periods following September 30, 2010, for the Company's outstanding loans, are as follows:

September 30, 2011	$1,605,761
September 30, 2012	70,000
September 30, 2013	470,000
September 30, 2014	-
September 30, 2015	700,000
Total principal payments	2,845,761
Less: Financing fees	(216,342)
Total debt	$2,629,419

Total interest incurred on long-term debt for the nine-month periods ended September 30, 2009 and 2010, amounted to $64,457 and $88,787, respectively, of which $16,973 and $40,028, respectively, were capitalized as part of the cost  of the vessels and drillships under construction. These amounts, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations. The Company's weighted average interest rate (including applicable margins) for all its bank debt was 2.45% at September 30, 2010.

Please refer to Note 9 to the Company's Consolidated Financial Statements for the year ended December 31, 2009 for a discussion of the Company's various credit facilities and material loan covenants contained therein.

Convertible Senior Notes and Related Borrow Facility

In November 2009, the Company issued $400,000 aggregate principal amount of 5% convertible unsecured senior notes (the "Notes"), which are due December 1, 2014. The full over allotment option granted was exercised and an additional $60,000 Notes were purchased. Accordingly, $460,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $447,810 after the underwriter commissions.

In conjunction with the public offering of the 5% Notes described above, the Company also entered into a share lending agreement with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 26.1 million shares of its common stock. Under the share lending agreement, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

In April 2010, the Company issued $220,000 aggregate principal amount of Notes, which are due December 1, 2014. These Notes were offered as additional Notes under the indenture, as supplemented by a supplemental indenture, pursuant to which the Company previously issued $460,000 aggregate principal amount of Notes due December 1, 2014 on November 2009. The terms of the Notes offered in April other than their issue date and public offering price, are identical to the Notes issued in November 2009.

The full over allotment option granted was exercised and an additional $20,000 aggregate principal amount of Notes were purchased. Accordingly, $240,000 in aggregate principal amount of Notes were sold, resulting in aggregate net proceeds of approximately $237,552 after the underwriter commissions.

In conjunction with the public offering of $220,000 aggregate principal amount Notes described above, the Company also entered into a share lending agreement with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 10.0 million shares of the Company's common stock. Under the share lending agreement, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt-(continued):

The fair value of the outstanding loaned shares as of September 30, 2010 was $173,641. On the day of the Note issuance the fair value of the share lending agreement was determined to be $12,385 based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the nine-month period ended September 30, 2010 was $1,571 resulting in an unamortized amount of $10,618 at September 30, 2010.

The total interest expense related to the Notes in the Company's unaudited interim condensed consolidated statement of operations for the nine-month period ended September 30, 2010 was $41,129, of which $18,520 is non-cash amortization of the discount on the liability component and $22,609 is the contractual interest to be paid semi-annually at a coupon rate of 5% per year. At September 30, 2010 the net carrying amount of the liability component and unamortized discount were $337,764 and $491,550, respectively.

Loan Facilities—Drybulk Segment

For this segment, as of September 30, 2010, the Company is in compliance with all its financial and non-financial covenants under the original facilities, as subsequently amended, or after giving effect to waiver agreements, as applicable. However, some of these waiver agreements expire earlier than October 1, 2011. Therefore and as a result of the cross-default provisions included in the Company's loan agreements, upon expiration of the waivers in 2011 the Company may not be in compliance with the covenants described in Note 9 of the Company's Consolidated Financial Statements for the year ended December 31, 2009 relating to its drybulk segment, subsections (e), (h) and (j). In accordance with guidance related to classification of obligation that are callable by the creditor, the Company has classified all of its affected debt amounting to $864,408 as current at September 30, 2010.

On September 29, 2010, the Company executed supplemental agreements under its loan facilities with an international bank which had a total aggregate outstanding loan balance of approximately $520,876 as of September 30, 2010. On August 25, 2010, the Company entered into two supplemental (waiver) agreements, which among other things, extend the waivers under (i) the $130,000 loan facility dated March 31, 2008, as amended and (ii) the $90,000 loan facility dated October 5, 2007, as amended, up to March 31, 2012.

Loan Facilities—Drilling Rig Segment

For this segment, as of September 30, 2010, the Company has obtained waivers from all of its lenders.  Prior to September 3, 2010, the Company was not in compliance with certain financial covenants contained in its $230 million loan facility described in Note 9 of the Company's Consolidated Financial Statements for the year ended December 31, 2009. However, on September 3, 2010 the Company reached an agreement on waiver and amendment terms on this facility, providing for a waiver of certain covenants through December 1, 2010. In accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified its affected debt amounting to $176,830 as current at September 30, 2010.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt-(continued) :

The above loans are secured by a first priority mortgage over the vessels, a corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and the mortgaging of vessels, changes in the general nature of the Company's business, and maintaining an established place of business in the United States or the United Kingdom. In addition, the vessel owning companies are not permitted to pay any dividends to DryShips nor may DryShips pay dividends to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity.

Under the terms of the loan agreements, the Company is required to maintain (i) bank deposits which are used to fund the loan installments coming due (or 'retention accounts'); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents or minimum liquidity. All these amounts are included in "Restricted cash" in the accompanying consolidated balance sheets, and amounted to $337,764 and $491,550 as of December 31, 2009 and September 30, 2010, respectively.

9.           Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2009 and September 30, 2010 are as follows:

	December 31, 2009				September 30, 2010
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total

Current Assets	$-	559	434	993	-	21	1,291	$1,312

Current liabilities	(65,129)	(7,708)	-	(72,837)	(71,084)	(4,189)	-	(75,273)

Non current liabilities	(103,765)	(998)	-	(104,763)	(211,279)	-	-	(211,279)

	$(168,894)	(8,147)	434	(176,607)	(282,363)	(4,168)	1,291	$(285,240)

As of December 31, 2009 and September 30, 2010, security deposits (margin calls) of $20,200 and $39,300 for Hull 1865, respectively, and $20,500 and $39,100 for Hull 1866, respectively, were paid and were recorded as "Other non current assets" in the accompanying consolidated balance sheets. These deposits are required by the counterparty due to the market loss in the swap agreements for the year ended December 31, 2009 and the nine-month period ended September 30, 2010. Tabular disclosure of financial instruments is as follows:

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.           Financial Instruments and Fair Value Measurements-(continued):

Fair Values of Derivative Instruments in the Consolidated Balance Sheets:

		Asset Derivatives			Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31, 2009 Fair value	September 30, 2010 Fair value	Balance Sheet Location	December 31, 2009 Fair value	September 30, 2010 Fair value
Interest rate swaps	Financial instruments	$-	-	Financial instruments non current liabilities	31,028	$44,829

Total derivatives designated as hedging instruments		-	-		31,028	44,829

Derivatives not designated as hedging instruments
Interest rate swaps	Financial instruments-current assets	-	-	Financial instruments-current liabilities	65,129	71,084
Interest rate swaps	Financial instruments-non current assets	-	-	Financial instruments-non current liabilities	72,737	166,450
Forward freight agreements	Financial instruments-current assets	559	21	Financial instruments current liabilities	7,708	4,189
Forward freight agreements	Financial instruments-non current assets	-		Financial instruments non current liabilities	998	-
Foreign currency forward contracts	Financial instruments-current assets	434	1,291	Financial instruments current liabilities	-	-

Total derivatives not designated as hedging instruments		993	1,312		146,572	241,723

Total derivatives		$993	1,312	Total derivatives	177,600	$286,552

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.           Financial Instruments and Fair Value Measurements-(continued):

The Effect of Derivative Instruments on the unaudited interim condensed consolidated statement of operations:

	Amount of Gain/(Loss) Recognized in Other Comprehensive Income on Derivative (Effective Portion)
Derivatives designated for cash flow hedging relationships	Nine-month period Ended September 30, 2009	Nine-month period Ended September 30, 2010
Interest rate swaps	$11,977	$(13,801)
Total	$11,977	$(13,801)

No portion of the cash flow hedges shown above was ineffective during the year. In addition, the Company did not transfer any gains/losses on the hedges from accumulated other comprehensive income into statement of operations.

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Nine-month period Ended September 30, 2009	Nine-month period Ended September 30, 2010
Interest rate swaps	Gain/(loss) on interest rate swaps	$20,988	$(147,390)
Forward freight agreements	Other, net	(2,377)	(5,732)
Foreign currency forward contracts	Other, net	2,590	857
Total		$21,201	$(152,265)

The relevant guidance for derivatives requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet. In accordance with the guidance, the Company designates all the contracts as cash flow hedges, if they qualify for that treatment, with the last contract expiring in November 2017.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into forward freight agreements (FFAs) and foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the FFAs was determined based on quoted rates. The fair value of foreign currency forward contracts was based on the forward exchange rates.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.           Financial Instruments and Fair Value Measurements-(continued):

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market- based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	September 30, 2010	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps-liability position	$(282,363)	-	(282,363)	$-
Forward freight agreements – asset position	21	21	-
Forward freight agreements – liability position	(4,189)	(4,189)	-	-
Foreign currency forward contracts – asset position	1,291	-	1,291	-
Total	$(285,240)	(4,168)	(281,072)	$-

10.           Common Stock, Preferred Stock and Additional Paid-in Capital:

Issuance of Series A preferred stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 5). The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

The Company determined that the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW was more reliably measurable than the fair value of the preferred stock issued. The Company determined that $318,000 was the fair value of the 25% of the outstanding common shares of Ocean Rig UDW in accordance with fair value guidance by weighting the fair values derived using the following three valuation methods: (i) Fair value of the net assets of Ocean Rig UDW; (ii) discounted cash flow method; and (iii) comparable company approach. Based on the foregoing, the Company recorded the preferred stock at $268,000, which was calculated as the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW of $318,000 less cash consideration of $50,000.

The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends are payable in preferred stock or cash, if cash dividends have been declared on common stock. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.           Common Stock and Additional Paid-in Capital-(continued):

As of September 30, 2010, the fair value of the accrued stock dividends amounted to $17,294. Each share of this instrument mandatorily converts into shares of the Company's common stock proportionally, upon the contractual delivery of each of the four newbuilding ultra deepwater drillships at a premium of 127.5% of the original purchase price. Furthermore, each share of this instrument can also be converted into shares of the Company's common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

Issuance of common shares

In September 2010, the Company filed a universal shelf registration statement on Form F-3 and related prospectus supplement pursuant to an at-the-market offering for up to $350,000 of the Company's common shares. In connection with the offering, the Company entered into a Sales Agreement with Deutsche Bank Securities Inc. ("Deutsche Bank"), the sales agent, dated as of September 7, 2010. During September 2010, 15,477,400 common shares were issued pursuant to the at-the-market offering. The proceeds, after deducting commissions, amounted to $63,155.

11.           Equity incentive plan

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010 the Company's Board of Directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance.

On January 25, 2010 4,500,000 shares out of 21,834,055 shares reserved under the Plan were granted to Fabiana an entity that offers consultancy services to the Chief Executive Officer as a bonus for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on each of December 31, 2010 and 2011; 1,500,000 shares to vest on December 31, 2012, respectively.

The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share.

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares will vest in annual installments of 1,000 shares on March 5, 2010, December 31, 2010 and 2011, respectively. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.           Equity incentive plan – (continued):

A summary of the status of the Company's non vested shares as of December 31, 2009 and movement during the nine-month period ended September 30, 2010 is presented below. There were no shares forfeited in 2010.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2010	202,971	$48.69
Granted	4,503,000	6.05
Vested	(1,169,723)	13.37

Balance September 30, 2010	3,536,248	$6.08

As of December 31, 2009 and September 30, 2010, there was $6,372 and $12,661, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of two years. Total compensation expense recognized amounts to $28,465 and $20,954 and is recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statement of operations for the nine-month periods ended September 30,  2009 and 2010, respectively. The total fair value of shares vested during the nine-month periods ended September 30, 2009 and 2010 were $2,058 and $6,968, respectively.

12.           Commitments and contingencies

12.1           Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of DryShips Inc. and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the "Buyers"), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. Buyers responded by raising the issue of change of place of delivery. No quantification of above claim and counter-claim may be given presently.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation, or Samsun, for the price of approximately $63,400. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36,000. As part of the agreement, the buyers released the deposit of $6,300 to the Company immediately and were required to make a new deposit of $1,500 towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1,500. In February 2009, Samsun was placed in corporate rehabilitation.

In February 2010 Samsun's plan of reorganization was approved by its creditors. As part of this plan the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.           Commitments and contingencies – (continued):

12.1           Legal proceedings – (continued):

On March 5, 2009, a complaint against the Company's Board of directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint, which was amended on August 14, 2009, also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. The Company filed a motion for an early dismissal of this complaint. This motion to dismiss the complaint was granted by the High Court in February 2010. On March 16, 2010, the claimant filed with the Supreme Court of the Republic of the Marshall Islands a Notice of Appeal against the Order of the High Court. This appeal is to be heard by the Supreme Court on a future unknown date. The Company believes that this case is without merit and that an unfavorable outcome is remote. Furthermore, no estimate of a possible loss, if any, can be made.

On May 3, 2010, the M/V Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel's oily water separating equipment and related vessel records. The relevant vessel owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. The matter is currently under investigation by the United States Coast Guard and the United States Department of Justice. The Company is cooperating with this investigation, and is unable to predict its outcome.

The Company's drilling rig, Leiv Eiriksson, operated in Angola during the period 2002 to 2007.The Company understands that the Angolan government has retroactively levied import/export duties for two incorporation events during the period 2002 to 2007 estimated between $5 million to $10 million. The Company believes that the assessment of duties is without merit and that the Company will not be required to pay any material amount.

12.2           Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of September 30, 2010.

Obligations:	Total	1st year	2nd year
Vessel shipbuilding contracts	$52,880	19,830	$33,050
Drillship shipbuilding contracts plus owners furnished equipment	1,490,979	1,490,979	-
Total obligations	$1,543,859	1,510,809	$33,050

12.3           Contractual charter revenue

Future minimum contractual charter revenue, based on vessels and rigs committed to non-cancelable, long-term time and bareboat charter contracts as of September 30, 2010, amount to $794,062 during 2011, $492,344 during 2012, $159,486 during 2013, $57,872 during 2014 and $63,556 during 2015 and thereafter. These amounts do not include any assumed off-hire.

12.4           Rental payments

The Company leases office space in Athens, Greece, from a son of George Economou. As of September 30, 2010, the future obligations for the twelve-month periods ending September 30, 2011 and 2012 amount to $12 and $1. The contract expires in 2011. Ocean Rig entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. As of September 30, 2010, the future obligations amount to $1,436 for 2011, $777 for 2012 and $62 for 2013.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.           Interest and finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Nine month period September 30,
	2009		2010
Interest on long-term debt	$47,484		$48,759
Long-term debt commitment fees	4,320		4,382
Bank charges	9,206		1,951
Amortization and write-off of financing fees	11,091		6,686
Amortization of convertible notes discount	-		18,520
Amortization of share lending agreement- notes issuance costs		-	1,571
Other	13		1
Total	$72,114		$81,870

14.           Segment information:

The Company has two reportable segments from which it derives its revenues: the drybulk carrier segment and the drilling rig segment. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The drybulk carrier segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The drilling rig segment consists of trading of the drilling rigs through ownership and trading of such drilling rigs.

The table below presents information about the Company's reportable segments as of September 30, 2010 and for the nine-month periods ended September 30, 2009 and 2010.

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment		Drilling Rigs Segment		Total
	As of and for the nine-month period ended September 30,		As of and for the nine-month period ended September 30,		As of and for the nine-month period ended September 30,
	2009 (as restated)	2010	2009 (as restated)	2010	2009 (as restated)	2010
Revenues from external customers (comparable period restated)	$325,052	344,283	298,348	299,640	623,400	$643,923
Income tax expense	-	-	9,859	14,796	9,859	14,796
Net income/(loss) (comparable period restated)	$(122,424)	(9,001)	86,462	73,451	(35,962)	$64,450

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15.           Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	Nine-months period ended September 30,
	2009 (as restated)			2010
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$(35,962)	-	-	64,450	-	$-
Less: Series A Convertible Preferred stock dividends	(3,987)	-	-	(9,797)	-	-
Less: Non- vested common stock dividends declared and undistributed earnings	-	-	-	(689)	-	-
Basic and diluted EPS
Income/(loss) available to common stockholders	$(39,949)	193,621,270	(0.21)	53,964	255,693,215	$0.21

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 5). The aggregate face value of these shares was $280,000. The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion. As of September 30, 2010, the aggregate fair value of the stock dividends amounted to $9,797.

For the nine-month period ended September 30, 2010, Series A Convertible Preferred Stock and non-vested, participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore excluded from the basic loss per share calculation for the nine-month period ended September 30, 2009 due to the losses in the specific period.

In relation to the Notes described in Note 8, none of the shares were dilutive for the nine-month period ended September 30, 2010. Concurrently with the offering of the Notes, the 36,100,000 loaned shares of common stock are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement.

16.           Subsequent Events:

16.1 On October 15, 2010, Ocean Rig UDW Inc. signed agreements relating to a five well contract for exploration drilling off the coast of Ghana and Cote d'Ivoire with subsidiaries of Vanco Overseas Energy Limited for a period of about one year with one drillship, commencing in the second quarter of 2011. Under the agreements, Vanco is operator and LUKOIL Overseas is majority co-venturer. The gross value of the agreements is approximately $160,000, exclusive of agency fees and commissions. The Company has the option to use either the Ocean Rig Corcovado (H1837) or the Ocean Rig Olympia (H1838). The contract may be extended for an additional year prior to the completion of operations on the second well program.

16.2 In October and November 2010, the Company has issued and sold 36,882,000 common shares through its at-the-market offering, resulting in net proceeds of $162,667, after deducting various commissions.

16.3 On November 11, 2010, Ocean Rig UDW Inc. received a Letter of Intent for the Eirik Raude from a British exploration company. The Letter of Intent is for a two well contract for exploration drilling offshore the Falkland Islands for a period of about 90 days, commencing in the fourth quarter of 2011, immediately after the completion of the current contract. The gross value of the contract is approximately $77,000, exclusive of agency fees and commissions. There are three further optional wells that could extend the contract by 135 days. The contract is subject to final documentation.